ITERIS, INC.

1700 Carnegie Avenue, Suite 100
Santa Ana, CA 92705

September 19, 2017

Filed via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Iteris, Inc.

Registration Statement on Form S-3 (File No. 333-220305)

Acceleration Request

Requested Date:  Thursday, September 21, 2017

Requested Time: 10:00 a.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-220305) (the “Registration Statement”) of Iteris, Inc. (the “Registrant”), so that such Registration Statement will be declared effective at the Requested Date and Requested Time set forth above, or as soon thereafter as is practicable.

Once the Registration Statement is effective, please confirm the event orally with our outside legal counsel, Loeb & Loeb LLP, by contacting Allen Z. Sussman at (310) 282-2375.

In connection with this request for acceleration of the effective date of the Registration Statement, the Registrant acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this matter. If you have any questions regarding the foregoing, please do not hesitate to contact Allen Sussman of Loeb & Loeb LLP at (310) 282-2375.

Very truly yours,

ITERIS, INC.

By:	/s/ Andrew Schmidt
Andrew Schmidt
Chief Financial Officer

cc:                                Allen Z. Sussman, Esq., Loeb & Loeb LLP